EXHIBIT 99.9

CONSENT OF EXPERT

I, Lyle Morgenthaler, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019 and (ii) Pretium Resources Inc.’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Lyle Morgenthaler
Lyle Morgenthaler, B.A.Sc., P.Eng.

February 21, 2020